UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA GRENTECH CORPORATION LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 per share

(Title of Class of Securities)

16938P107

(CUSIP Number)

Yingjie Gao

c/o 16th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

+(86) 755 2651-6888

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Guoren Industrial Developments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (3)
14.	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Heng Xing Yue Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,006,550 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,006,550 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,006,550 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (3)
14.	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Yingjie Gao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%(3)
14.	TYPE OF REPORTING PERSON IN

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Ce Lue Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (3)
14.	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Well Sino Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,667,000 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,667,000 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,667,000 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (3)
14.	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Rong Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,400,000 ordinary shares
	8.	SHARED VOTING POWER 25,667,000 ordinary shares
	9.	SOLE DISPOSITIVE POWER 1,400,000 ordinary shares
	10.	SHARED DISPOSITIVE POWER 25,667,000 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,067,000 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (3)
14.	TYPE OF REPORTING PERSON IN

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Leakey Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,543,000 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,543,000 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,543,000 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (3)
14.	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Yin Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,543,000 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,543,000 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,543,000 ordinary shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Talenthome Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 235,805,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,805,375 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1% (3)
14.	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.

(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of January 12, 2012 (as provided by the Company).

This Schedule 13D is filed jointly by Guoren Industrial Developments Limited (“Guoren Industrial”), Heng Xing Yue Investments Limited (“HXY”), Mr. Yingjie Gao (“Mr. Gao”), Ce Lue Investments Limited (“Ce Lue”), Well Sino Enterprises Limited (“Well Sino”), Ms. Rong Yu (“Ms. Yu”), Leakey Investments Limited (“Leakey”), Ms. Yin Huang (“Ms. Huang”) and Talenthome Management Limited (“Talenthome”). Guoren Industrial, HXY, Mr. Gao, Ce Lue, Well Sino, Ms. Yu, Leakey, Ms. Huang and Talenthome are collectively referred to herein as the “Reporting Persons.”

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to China Grentech Corporation Limited (the “Company”) and amends and supersedes the information provided by Guoren Industrial, HXY, Mr. Gao, Ce Lue, Target Growth Holdings Limited and Credit Suisse Trust Limited (as trustee of the GRRF Trust) in the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 12, 2008, as amended on September 9, 2008, January 19, 2010, October 18, 2011, November 15, 2011, November 22, 2011 and December 7, 2011 (as amended and supplemented to date, the “Original Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER

This statement relates to the ordinary shares, par value US$0.00002 each (“Ordinary Shares”), including American Depositary Shares (“ADS”), each representing 25 Ordinary Shares, of the Company. As of the date of this statement, the Company has 587,397,8251 Ordinary Shares issued and outstanding. The principal executive office of the Company is located at 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, China.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c)	This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

With respect to Guoren Industrial, HXY, Mr. Gao and Ce Lue, this statement also amends and supersedes the Original Schedule 13D.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Guoren Industrial is an investment holding company, with its principal business address at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057.

Mr. Gao is chairman of the board of directors and chief executive officer of the Company, sole director of Guoren Industrial, sole director of HXY, sole director of Ce Lue and sole director of Talenthome. Mr. Gao’s business address is 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, China.

Ce Lue is an investment holding company, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Well Sino is an investment holding company, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Ms. Yu is chief financial officer and director of the Company and sole director of Well Sino. Ms. Yu’s business address is 1-601 Judicial Institute, Zheling Road, Futian District, Shenzhen, China.

[1]	Based on information provided by the Company.

Leakey is an investment holding company, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Ms. Huang is sole director of Leaky. Ms. Huang’s business address is 25-402, Yinhu Nanfang Medicine Factory, Shenzhen, China.

Talenthome is an investment holding company, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(d)-(e)	During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Guoren Industrial is a British Virgin Islands company; Mr. Gao is a citizen of the People’s Republic of China; HXY is a British Virgin Islands company; Ce Lue is a British Virgin Islands investment holding company; Well Sino is a British Virgin Islands investment holding company; Ms. Yu is a citizen of the People’s Republic of China; Leakey is a British Virgin Islands company; Ms. Huang is a citizen of the People’s Republic of China; and Talenthome is a British Virgin Islands company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an agreement and plan of merger, dated as of January 12, 2012 (the “Merger Agreement”), by and among (i) Talenthome, (ii) Xing Sheng Corporation Limited (“Merger Sub”), a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of Talenthome, and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a subsidiary of Talenthome (the “Merger”). Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADS, each representing 25 Ordinary Shares, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$0.126 per share in cash, without interest, except Ordinary Shares owned by the Reporting Persons. As each ADS represents 25 Ordinary Shares, each ADS issued and outstanding immediately prior to the effective time of the Merger, other than ADSs representing Ordinary Shares owned by the Reporting Persons, shall represent the right to receive US$3.15 per ADS in cash, without interest. The Merger is subject to the approval of the Company’s shareholders and other customary closing conditions. A copy of the Merger Agreement is filed as Exhibit 7.02.

The Reporting Persons anticipate that approximately US$44.3 million will be paid in acquiring 351,592,450 Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger owned by the Company’s shareholders other than the Reporting Persons (the “Public Shares”).

The financing for the transactions contemplated by the Merger Agreement will be obtained by Talenthome through debt financing. Pursuant to a Secured Term Loan HK$320,000,000 Commitment Letter, dated as of January 11, 2012 (the “Debt Commitment Letter”), by and between Talenthome and Guotai Junan Finance (Hong Kong) Limited (“Guotai Junan”), Guotai Junan will provide a secured term loan of up to HK$320,000,000 to Talenthome to fund a portion of the offer price of the Merger and to pay fees and expenses related to the financing or the merger. A copy of the Debt Commitment Letter is filed as Exhibit 7.03 and incorporated herein by reference in its entirety. In addition, Mr. Gao agreed to provide up US$3,500,000 to Talenthome to fund a portion of the offer price of the Merger. If there is any remaining funding required to consummate the Merger, such finding will come from the Company’s cash.

ITEM 4.	PURPOSE OF TRANSACTION

On January 12, 2012, the Company announced in a press release and in a report furnished to the SEC on Form 6-K that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company as the surviving entity. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADS, each representing 25 Ordinary Shares, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$0.126 per share in cash, without interest, except Ordinary Shares owned by the Reporting Persons. As each ADS represents 25 Ordinary Shares, each ADS issued and outstanding immediately prior to the effective time of the Merger, other than ADSs representing Ordinary Shares owned by the Reporting Persons, shall represent the right to receive US$3.15 per ADS in cash, without interest.

The purpose of he transaction contemplated under the Merger Agreement, including the Merger, is to acquire all of the Public Shares. If the Merger is consummated, the ADSs, each representing 25 Ordinary Shares, will no longer be traded on the NASDAQ Global Select Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Guoren Industrial, HXY, Ms. Yu, Well Sino and Leakey (the “Rollover Shareholders”), who collectively own 235,805,375 Ordinary Shares, representing approximately 40.1% of the total outstanding Ordinary Shares, entered into a voting and subscription agreement, which was amended and restated on January 16, 2012 (as amended and restated, the “Voting and Subscription Agreement”) with Talenthome. Pursuant to the Voting and Subscription Agreement, each Rollover Shareholder has agreed to (a) vote or cause to be voted all of the Ordinary Shares beneficially owned by it or her (i) in favor of the approval of the Merger Agreement and the transactions contemplated therein and (ii) against any other acquisition proposal at any shareholders meeting of the Company and (b) have all of the Ordinary Shares beneficially owned by it or her cancelled for nil consideration in connection with the Merger and subscribe for newly issued ordinary shares of Talenthome in cash at par value. A copy of the Voting and Subscription Agreement is filed as Exhibit 7.04 and is incorporated herein by reference in its entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	–	(b)	The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons.

Reporting person	Amount beneficially owned: (1)		Percent of class: (1), (2)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote: (3)	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Guoren Industrial	183,195,375	(4)	31.2%	0	183,195,375	0	183,195,375
HXY	34,006,550		5.8%	0	34,006,550	0	34,006,550
Mr. Gao	183,195,375	(4)	31.2%	0	183,195,375	0	183,195,375
Ce Lue	183,195,375	(4)	31.2%	0	183,195,375	0	183,195,375
Well Sino	25,667,000		4.4%	25,667,000	0	25,667,000	0
Ms. Yu	27,067,000	(5)	4.6%	1,400,000	25,667,000	1,400,000	25,667,000
Leakey	25,543,000		4.3%	25,543,000	0	25,543,000	0
Ms. Huang	25,543,000	(6)	4.3%	0	25,543,000	0	25,543,000
Talenthome	235,805,375	(7)	40.1%	0	0	0	235,805,375

(1)	Each of the Reporting Persons could be deemed to be part of a “group” for purposes of the Schedule 13D, whose members collectively own 235,805,375 Shares.
(2)	Percentage of beneficial ownership of each listed person is based on 587,397,825 Ordinary Shares outstanding as of January 12, 2012.
(3)	This shared power to vote or direct the vote includes power relating to matters not covered by the Voting and Subscription Agreement and the Merger Agreement.

(4)	Includes (i) 149,188,825 Ordinary Shares held by Guoren Industrial and (ii) 34,006,550 Ordinary Shares held by HXY.
(5)	Includes (i) 25,667,000 Ordinary Shares held by Well Sino and (ii) 1,400,000 Ordinary Shares held by Ms. Yu.
(6)	Includes 25,543,000 Ordinary Shares held by Leakey.
(7)

Includes (i) 149,188,825 Ordinary Shares held by Guoren Industrial, (ii) 34,006,550 Ordinary Shares held by HXY, (iii) 25,667,000 Ordinary Shares held by Well Sino, (iv) 1,400,000 Ordinary Shares held by Ms. Yu and (v) 25,543,000 Ordinary Shares held by Leakey.

(c)	Except for the transactions described in Item 4, there were no transactions in the Shares in the Company effected by the Reporting Person during the past 60 days.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 11, 2012, Talenthome and Guotai Junan entered into the Debt Commitment Letter. The descriptions of the Debt Commitment Letter in Item 3 are incorporated herein by reference.

On January 12, 2012, Talenthome, Merger Sub and the Company entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 are incorporated herein by reference.

On January 12, Guoren Industrial, HXY, Well Sino, Leakey and Talenthome entered into the Voting the Subscription Agreement, which was amended and restated by and among Guoren Industrial, HXY, Well Sino, Ms. Yu, Leakey and Talenthome on January 16, 2012. The descriptions of the Voting and Subscription Agreement in Item 4 are incorporated herein by reference.

On January 12, Mr. Gao and Guoren Industrial executed a limited guaranty (the “Limited Guaranty”) in favor of the Company, a copy of which is filed as Exhibit 7.05, and is incorporated herein by reference in its entirety.

The descriptions in Item 3 and Item 4 of this statement of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.05 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated January 12, 2011.

Exhibit 7.02:	Agreement and Plan of Merger, dated as of January 12, 2012, by and among Talenthome, Merger Sub and the Company (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed on January 12, 2012).

Exhibit 7.03:	Debt Commitment Letter by and between Guotai Junan and Talenthome, dated as of January 11, 2012.

Exhibit 7.04:	Amended and Restated Voting and Subscription Agreement by and among Guoren Industrial, HXY, Well Sino, Ms. Yu, Leakey and Talenthome, dated January 16, 2012.

Exhibit 7.05:	Limited Guaranty by Talenthome and Mr. Gao in favor of the Company dated January 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2012

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Yingjie Gao

By:	/s/ Yingjie Gao

Ce Lue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Well Sino Enterprises Limited

By:	/s/ Rong Yu
Name:	Rong Yu
Title:	Sole Director

Rong Yu

By:	/s/ Rong Yu

Leakey Investments Limited

By:	/s/ Yin Huang
Name:	Yin Huang
Title:	Sole Director

Yin Huang

By:	/s/ Yin Huang

Talenthome Management Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director